Exhibit 4.4

The CIT Group/
Business Credit
1211 Avenue of the Americas
New York, NY 10036
(212)536-1200


		                                  					May 17, 2000


NOODLE KIDOODLE, INC.
6801 Jericho Turnpike
Syosset, NY  11791

Ladies and Gentlemen:

We refer to the Financing Agreement between you and us dated June 27, 1997, as supplemented and amended (the "Financing Agreement"). Capitalized terms used and not otherwise defined herein shall have the same meanings given them in the Financing Agreement.

This letter is to confirm that pursuant to mutual consent and understanding, effective upon fulfillment to our satisfaction of the Conditions Precedent (as defined below), the Financing Agreement shall be amended as follows:

1. 	The definitions of "Anniversary Date", "Early Termination Fee", "Inventory
Advance Percentage", "Letter of Credit Sub-Line" and "Line of Credit" set forth in Section 1 of the Financing Agreement shall be deleted in their entirety and replaced by the following:

"Anniversary Date shall mean May 17, 2003 and the same date in every year thereafter.

Early Termination Fee shall: (i) mean the fee CITBC is entitled to charge the Company in the event the Company terminates the Line of Credit or this Financing Agreement on a date prior to an Anniversary Date; and (ii) be equal to (x) one percent (1%) of the Line of Credit if the Early Termination Date occurs prior to May 17, 2001, (y) one-half of one percent (.50%) if the Early Termination Date occurs on or after May 17, 2001 put prior to May 17, 2002 and (z) zero percent (0%) if the Early Termination Date occurs on or after May 17, 2002. Notwithstanding any provision to the contrary contained herein, in the event that this Financing Agreement is terminated in conjunction with the merger of the Company with Zainy Brainy and CITBC is offered and elects, in its sole discretion, to participate in the financing arrangement with the merger entity, no such Early Termination Fee shall be due or payable hereunder.

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Inventory Advance Percentage shall mean (i) sixty-five percent (65%) during the period from January 1 through and including July 31 of each year and (ii) seventy-five percent (75%) during the period from August 1 through and including December 31 of each year.

Letter of Credit Sub-Line shall mean $15,000,000 in the aggregate.

Line of Credit shall mean the commitment of CITBC to make Revolving Loans pursuant to Section 3 of this Financing Agreement and to assist the Company in opening Letters of Credit pursuant to Section 4 of this Financing Agreement, in the aggregate amount equal to $50,000,000. Notwithstanding the foregoing, the Company may at any time upon notice to CITBC elect to increase the Line of Credit hereunder to $60,000,000, provided that such increase shall not be effective (i) until such time as CITBC has completed syndication (on terms, provisions and conditions acceptable to CITBC) of up to $20,000,000 of such increased Line of Credit to a lender or lenders acceptable to CITBC and (ii) if any Default or Event of Default has occurred hereunder. The Company shall pay (x) any and all fees, costs and expenses required by any such lender or lenders to facilitate and consummate such syndication and (y) all Out-of-Pocket Expenses incurred by CITBC in connection with any such syndication."

2.	Section 7, Paragraph 1 (b) of the Financing Agreement shall be, and hereby is deleted in its entirety and replaced by the following:

"(b) (i) in the event the average daily loan balance for any such month is less than $20,000,000, two percent (2%) and (ii) in the event the average daily loan balance for such month is $20,000,000 or more two and one-quarter percent (2 1/4%), plus in each case the applicable Libor on any Libor Loan, on a per annum basis, on the average of the net balances of Libor Loans owing by the Company to CITBC in the Company's Revolving Loan Account at the close of each day during such month."

3.	The maximum of  Libor Loans outstanding as referred to in Section 7,
Paragraph 2 shall be, and hereby is increased from three (3) to four (4).

4.	Section 7, Paragraph 7 of the Financing Agreement shall be, and hereby amended by increasing the dollar amount set forth in clause (ii) thereof from $15,000 to $35,000.

5.	The effectiveness of all the amendments set forth above shall be, an hereby is, subject to the fulfillment to CITBC's satisfaction of the following conditions precedent (herein the "Conditions Precedent"):

(a)	the Company shall have an minimum Availability of $6,000,000.00.  It is understood that such requirement contemplates that all debts, obligations and payables of the Company are current; and

(b)	the absence of any Default of Event of Default


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In consideration of the foregoing, the Company shall pay to CITBC an
Accommodation Fee $100,000 (which amount includes a Documentation Fee for the services of our in-house legal department). Such fee shall be fully earned on the date hereof, and may, at our option, be charged to your Revolving Loan Account on the due date thereof.

Except to the extent set forth herein, no other waiver of, or change in any of the terms, provisions or conditions of the Financing Agreement is intended or implied. If the foregoing is in accordance with your understanding of our agreement, kindly so indicate by signing and returning the enclosed copy of this letter.

                                      Very truly yours,

                                      THE CIT GROUP/BUSINESS CREDIT, INC.

                                      By:/s/Christopher Hill
                                      Title: Vice President


Read and Agreed to:

NOODLE KIDOODLE, INC.

By: /s/ Stanley Greenman
Title: Chairman of the Board,  Chief Executive Officer and Treasurer